[KRISPY KREME LETTERHEAD]

May 13, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom

Re:	Krispy Kreme Doughnuts, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 25, 2013
File No. 001-16485

Ladies and Gentlemen:

     This letter is submitted in response to comments contained in the letter dated May 10, 2013 from Mara L. Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Darryl Marsch, Senior Vice President, General Counsel and Secretary of Krispy Kreme Doughnuts, Inc. (the “Company”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company plans to include the information below in its proposed Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

     The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s May 10, 2013 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Preliminary Proxy Statement.

Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card), page 68

Comment 1: Please describe the potential negative consequences or risks to your company associated with adopting the Articles of Amendment to the Company’s Restated Articles of Incorporation to preserve the benefits of your net operating losses and tax credit carryovers, including any impact on your liquidity or the valuation of your common stock.

May 13, 2013

Response 1: In response to the Staff’s comment, the Company has revised the disclosure in the proposal beginning on page 68, “Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card),” of the Definitive Proxy Statement to include the following:

Potential Effects on Liquidity

     The Protective Amendment will restrict a shareholder’s ability to acquire, directly or indirectly, additional shares of our capital stock in excess of the specified limitations. Furthermore, a shareholder’s ability to dispose of our capital stock may be limited by reducing the class of potential acquirers for such capital stock. In addition, a shareholder’s ownership of our capital stock may become subject to the restrictions of the Protective Amendment upon actions taken by persons related to, or affiliated with, them. Shareholders are advised to monitor carefully their ownership of our stock and consult their own legal advisors to determine whether their ownership of our stock approaches the restricted levels.

Potential Impact on the Value of Our Common Stock

     If the Protective Amendment is adopted, the Board of Directors intends to include a legend reflecting the transfer restrictions included in the Protective Amendment on certificates representing newly issued or transferred shares, to disclose such restrictions to persons holding our capital stock in uncertificated form, and to disclose such restrictions to the public generally. Because certain buyers, including persons who wish to acquire more than 4.99% of our stock and certain institutional holders who may not be able or willing to hold stock with restrictive legends, may not be able to purchase our stock, the Protective Amendment could depress the value of our stock.

Comment 2: Please describe the conditions under which the amendment will terminate, including an explanation of the defined term “Expiration Date” used therein.

Response 2: In response to the Staff’s comment, the Company has revised the disclosure in the proposal beginning on page 68, “Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card),” of the Definitive Proxy Statement to include the following:

Expiration of the Protective Amendment

     The Protective Amendment would expire on the earliest of (i) the Board of Directors’ determination, with input from the Company’s advisors, that the NOLs are utilized in all material respects or are no longer available in any material respect, (ii) the Board of Directors’ determination, with input from the Company’s advisors, that that an ownership change under Section 382 would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used in any particular time period, for applicable tax purposes, (iii) such date as the Board of Directors otherwise determines that the Protective Amendment should terminate and (iv) January 14, 2019. The Board of Directors will publicly announce any termination occurring before January 14, 2019.

May 13, 2013

Comment 3: Please provide a brief description of the tax asset protection plan referred to in paragraph six on page 68 which will remain in effect if the amendment is not approved. Explain the objectives of the tax asset protection plan, and how and the extent to which those objectives may otherwise be achieved if the amendment is not approved by your shareholders.

Response 3: In response to the Staff’s comment, the Company has revised the disclosure in the proposal beginning on page 68, “Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card),” of the Definitive Proxy Statement to include the following:

Background – The Tax Asset Protection Plan

     On January 14, 2013, the Board of Directors adopted a tax asset protection plan (the “Plan”). Under the Plan, subject to certain exceptions, the acquisition by any person or group of 4.99% or more of the Company’s outstanding shares of common stock makes that person or group an “acquiring person” and could result in significant dilution in the ownership and economic interest of such acquiring person. Although the Plan does not prohibit acquisitions which result in an ownership change, the possibility of significant dilution acts as a strong deterrent against stock acquisitions that may result in an ownership change that could give rise to a limitation on the Company’s ability to utilize the carryforwards.

     To effect the Plan, the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of its common stock held of record as of the close of business on January 24, 2013, as well as to holders of the Company’s common stock issued after that date. The Rights trade with, and are represented by, the Company’s common stock. In the event that a person or group becomes a 4.99% “acquiring person,” each Right (other than Rights beneficially owned by the “acquiring person” or its affiliates, which Rights will become null and void) will constitute the right to purchase from the Company, upon the exercise thereof in accordance with the Plan, that number of shares of common stock of the Company having an aggregate market price equal to twice the exercise price for an amount in cash equal to the then current exercise price. However, in connection with any such exercise of Rights, no holder of Rights will be entitled to receive common stock (or other shares of capital stock of the Company) that would result in such holder, together with such holder’s affiliates, becoming the beneficial owner of more than 4.99% of the then-outstanding common stock.

     Under the Plan, the Board is granted the discretion to exempt persons from the 4.99% threshold if it were to determine that such ownership is in the best interests of shareholders and not inconsistent with the purpose of the Plan. Shareholders of the Company as of January 14, 2103 holding 4.99% or more of the Company’s outstanding shares of common stock are exempt from the provisions of the Plan unless they thereafter make additional purchases. The Plan will expire upon redemption or exchange of the Rights or if the net operating loss carryforwards are utilized in all material respects or are no longer available in any material respect. Otherwise, the Plan will expire no later than the close of business on January 14, 2019, unless extended by the Board.

May 13, 2013

     The Rights may be redeemed by the Company at $0.01 per Right in cash prior to the time the Rights become exercisable.

     The Company's independent directors will evaluate the Plan annually to determine whether it continues to be in the best interests of the Company's shareholders. The outcome of the vote on the Protective Amendment will have no direct effect on the Plan, although the Board of Directors may take the vote into consideration during its next annual evaluation of the Plan.

Purpose of Protective Amendment

     The purpose of the Protective Amendment is to assist us in protecting long-term value to the Company of its accumulated NOLs by limiting direct or indirect transfers of our capital stock that could affect our ability to use the NOLs under applicable tax rules and regulations. In order to implement these transfer restrictions, the Protective Amendment must be adopted by shareholders. On March 25, 2013, our Board of Directors declared advisable and approved, subject to the approval of our shareholders, the Protective Amendment. If our shareholders do not approve the Protective Amendment, the Protective Amendment will not become effective. In such event, the Plan will remain in effect and may continue to act as a deterrent against stock acquisitions that could result in an ownership change that might limit the Company’s ability to utilize the NOLs.

     Neither the Protective Amendment nor the Plan completely eliminates the risk of an ownership change that could affect our ability to use the NOLs. There may be limitations on the enforceability of the Protective Amendment against shareholders who do not vote to adopt it that may allow an ownership change to occur, and the Plan may deter, but ultimately cannot block, all transfers of our stock that might result in an ownership change. Because of the limitations of both the Plan and the Protective Amendment, the Board of Directors believes that both measures are needed and that they will serve as important tools to help prevent an ownership change that could substantially reduce or eliminate the significant long-term potential benefits of our NOLs.

Comment 4: We note your disclosure that complex rules of constructive ownership, aggregation, segregation, combination and other ownership rules prescribed by the Code (and related regulations) are applied in determining whether a Person constitutes a five percent shareholder under the Protective Amendment. Please briefly describe the factors that must be considered in making a Section 382 “ownership change” calculation, including the impact of your repurchase of shares.

May 13, 2013

Response 4: In response to the Staff’s comment, the Company has revised the disclosure in the proposal beginning on page 68, “Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card),” of the Definitive Proxy Statement to include the following:

Section 382 Ownership Change Determinations

     The rules of Section 382 are very complex and shareholders are advised to consult their own advisors should they have questions regarding the applicability of the Section 382 rules to them. The factors that must be considered in determining whether a Section 382 “ownership change” has occurred include the following:

  All shareholders who each own less than 5% of the outstanding common stock are generally (but not always) treated in aggregate as a single “5-percent shareholder” (referred to as a “public group”) for purposes of Section 382. Transactions in the public markets among shareholders who are members of a public group are generally (but not always) excluded from the Section 382 calculation.

  There are several rules regarding the aggregation and segregation of shareholders who otherwise do not qualify as Section 382 “5-percent shareholders.” Ownership of stock is generally attributed to its ultimate beneficial owner without regard to ownership by nominees, trusts, corporations, partnerships or other entities. Ownership is often attributed to pooled investment vehicles, such as mutual funds and hedge funds, but also to investment vehicles which coordinate their investment activities.

  Acquisitions by a person that cause the person to become a Section 382 “5-percent shareholder” generally result in a 5% (or more) change in ownership for Section 382 purposes, regardless of the size of the final purchase(s) that caused the threshold to be exceeded.

  Certain constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of stock ownership of a particular shareholder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change.

  The repurchase of shares by the Company may increase the ownership of any Section 382 “5-percent shareholders” (including groups of shareholders who are not themselves 5-percent shareholders) and can contribute to an ownership change. In addition, it is possible that a repurchase of shares by the Company could cause a holder of less than 5% to become a Section 382 “5-percent shareholder,” resulting in a 5% (or more) change in ownership for Section 382 purposes.

Closing

     The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

May 13, 2013

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.726.8822. Thank you for your time and attention.

Sincerely,

/s/ Darryl Marsch
Darryl Marsch
Senior Vice President, General Counsel and
Secretary

cc:	Christopher J. Gyves, Esq. Womble Carlyle Sandridge & Rice, LLP

Melissa Sawyer, Esq. Sullivan & Cromwell LLP